June 23, 2008

VIA EDGAR AND FACSIMILE

Mr. Mark Kronforst

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TNS, Inc. (the “Company”)
Form 10-K for fiscal year ended December 31, 2007 filed March 17, 2008
Form 8-K filed May 5, 2008
File No. 001-32033

Dear Mr. Kronforst:

This letter is in response to your comment letter received on June 9, 2008.  We have set forth below each of your comments followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1.             There are instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed.  For instance, for the years ended 2007 and 2006, you disclose that there were material changes in revenue regarding your Financial Services division that you attribute to increases in new customer endpoint installations, increases in connectivity between existing customers, and increased demand for greater bandwidth connectivity, although the extent to which each of these factors contributed to the change is not clear.  Similarly, for the years ended 2006 and 2005, you state with regard to the International Services division that revenue increases were due to revenue contributing from new products and services related to recent acquisitions and to revenue growth from countries in Europe and the Asia-Pacific Region without quantifying each contributing factor, though you quantified revenues from your UK subsidiaries.  Tell us how you considered the guidance pursuant to Section III.D of SEC Release 33-6835 with regard to providing a materially complete discussion of, and quantifying, the factors affecting changes in the company’s performance from year to year.

The Company believes it has complied with the guidance in Release 33-6835 in that it has provided appropriate disclosure of the reasons for material year-to-year changes in line items,

including discussing where two or more factors have contributed to material changes.  For example, in the instance you cite with respect to the changes in revenue regarding the Financial Services division, the three factors cited explain the entire increase and contributed to it in approximately equal amounts of $1.9 million.  In addition, the factors we cited supporting the revenue change in the International Services division were revenue increases from new products and services from recent acquisitions which amounted to $6.8 million and to a lesser extent from revenue growth in countries in Europe and the Asia Pacific Region which amounted to $4.3 million. While we believe that our previous filings complied with applicable requirements, we recognize that additional quantification of the impact of changes might be beneficial to the users of the filings.  Accordingly, in future filings the Company will quantify, to the extent necessary for an understanding of the material factors affecting a change,  the material changes when two or more sources of change are identified.

2.             We note further that you have provided little information concerning the pricing pressures and pricing environment for the products and services sold.  In this regard, we note on page 38 that you agreed to a pricing discount with a significant customer.  Tell us what consideration you gave to discussing the extent to which material changes in revenue were due to changes in volume versus changes in pricing.  See Item 303(a)(3)(iii) of Regulation S-K.

The Company believes that it has provided a clear explanation of the pricing pressures it faces, including a risk factor on page 19 and a discussion in the last paragraph on page 34 of the MD&A.  As explained on page 19, the Company’s prices are not subject to continuing adjustment but are negotiated from time to time in connection with contract renewals. In addition, we believe that we have provided adequate discussion of the impact of changes in “volume” versus changes in pricing for each of our operating divisions.  For our POS division we disclose the transaction volume (5.8 billion transactions in 2007) while for the Telecommunication Services division we discuss the fact that revenue increased in part due to increases in our database access services from customer traffic.  For the Financial Services division we discuss the increase in new customer endpoints and increases in bandwidth connectivity.  Finally, for the International Services division we discuss increases in the number of transactions we transported.  As it relates to the specific disclosure on page 38, the contract with a significant Telecommunication Services division customer was renewed in 2006, with modifications to pricing included at that time.  This development occurred in September 2006 and was disclosed in the MD&A discussions with respect to 2006.  The reference was principally included to give investors a sense of the circumstances creating pricing pressure.  The impact of the pricing discount was prospective and did not have a material impact on Telecommunication Services division revenue for 2006.

Commitments, page 43

3.             Please explain to us how you considered footnote 46 of SEC Release 33-8350 with respect to the interest you are required to pay on your long-term debt.

The Company has considered the requirements of footnote 46 and believes that the cash requirements related to its long-term debt are adequately disclosed.  On page 36 the Company discusses the amount of its interest expense, the increase in its interest expense and the reasons for the increase in the expense.  On page 40 the Company identifies debt services as one of its three principal liquidity needs.  On pages 40-43 the Company provides an extensive description of its senior credit facility, including scheduled principal payments, the variable interest rate terms and the mandatory prepayment provisions.  Further, on page 44 the Company describes the sensitivity of its interest payments to interest rate fluctuations.

4.             We note from your disclosures on page 55 that your cost of network services includes leased digital capacity charges and fixed-fee contracts with local exchange and interexchange carriers.  Please tell us whether or not the amounts associated with these items are included in your Contractual Cash Obligations by Period table.  If not, tell us how you considered Item 303(a)(5)(ii)(C) and (D) of Regulation S-K.

The Contractual Cash Obligations by Period table does not include leased digital capacity charges and fixed-fee contracts with local exchange and interexchange carriers.  These charges and fees are incurred under terms for a year or less, primarily under month-to-month arrangements, and have no material commitments that extend for more than a year.

Item 8, Financial Statements and Supplementary Data

Note 2, Summary of Significant Accounting Policies

Revenue Recognition, page 54

5.             You disclose that you recognize software development revenue under fixed-price contracts for significant customization of software under the percentage-of-completion method.  Please tell us more about the nature and relevant terms of your typical software development arrangement including whether you provide PCS services.  As part of your response, explain to us why the percentage-of-completion method is an appropriate method of revenue recognition.  Refer to authoritative accounting guidance as applicable.

The Company recognized a total of $2.8 million in the year ended December 31, 2007 of software development revenue (0.86% of consolidated 2007 revenue).  The revenue recognized was principally related to one contract under which the Company is developing a customized internet payment gateway application for a particular customer.  The contract requires the Company to significantly customize software to the customer’s specifications in order to facilitate this customer’s interface with merchants in order to initiate and record credit and debit card transactions.  There are no PCS services as it relates to this arrangement.  Pursuant to SOP 97-2, “Software Revenue Recognition”, paragraph 74, such arrangements “should be accounted for in conformity with ARB No. 45, using the relevant guidance in SOP 81-1”.  The two methods of accounting for contracts within the scope of SOP 81-1 are the percentage-of-completion method and the completed-contract method.  We have chosen to use the percentage-of-completion method to account for this arrangement to customize software as disclosed in our summary of significant accounting policies.  The basis the Company uses to determine progress-to-completion is based upon the total number of labor hours.

Note 8, Income Taxes, page 79

6.             We note you have experienced significant losses in the U.S. in each of the last three fiscal years, yet you have established only a partial valuation allowance against your domestic NOL carryforwards.  Conversely, we note that you have recorded significant foreign income in each of the last three fiscal years, but you appear to have established a full valuation allowance against your foreign NOL carryforwards.  Please tell us how you arrived at the conclusions regarding these valuation allowances by jurisdiction.  Refer to paragraphs 20 through 25 of the SFAS 109.

We account for income taxes pursuant to SFAS 109, “Accounting for Income Taxes” (SFAS 109).  Management has determined that it is more likely than not that a majority of its U.S. net operating losses (“NOLs”) will be realized through the execution of a specific tax-planning strategy.  We are in the process of implementing this strategy during 2008 and it involves the sale of a right to license highly appreciated U.S. owned intellectual property to one of the Company’s foreign subsidiaries.  The tax-planning strategy will generate sufficient taxable income in the U.S. of the appropriate characterization and within the appropriate time frame to benefit that portion of the U.S. NOLs for which a valuation allowance has not been recognized.  For each of the years presented, the Company concluded that this tax-planning strategy was prudent and feasible and that it would execute the strategy to prevent the NOLs from expiring unused.  A valuation allowance remains for the piece of the U.S. NOL, which, because of its character as a capital loss, will most likely not be realized through implementation of this tax-planning strategy.  We continue to believe it is not more likely than not that this benefit will be realized and accordingly have provided a full valuation allowance against the resultant deferred tax asset.

As it relates to its foreign operations, the Company prepares its tax provision on a jurisdiction by jurisdiction basis.  While it is true that on a combined basis our foreign operations generated income over each of the past three fiscal years, we have operations in countries which have generated losses over that period.  Pursuant to SFAS 109, in each country we consider both positive and negative evidence when determining the need for a valuation allowance.  We believe cumulative losses represent a very strong piece of negative evidence (see paragraph 23 of SFAS 109) and absent a similarly strong piece of positive evidence (which we have historically not had), have provided a valuation allowance against our net deferred tax assets in each country where we have cumulative losses from operations.  We consider ourselves to be in a cumulative loss position when we have cumulative losses in the country for the latest three year period.

Item 9A, Controls and Procedures

Disclosure Controls, page 90

7.             We note your disclosure that there have been no “significant” changes that could “significantly” affect the internal control over financial reporting.  Please note that Item 308(c) of Regulation S-K requires that you indicate whether there were “any changes” that “materially affected,” or is reasonably likely to materially affect, your internal control over financial reporting.  Please provide us with a representation, if true, that there were no changes during the relevant period that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Confirm that you will conform your disclosures to the rule requirements in future filings.  Please note that this comment also applies to the Form 10-Q for the Fiscal Period Ended March 31, 2008.

The Company has noted your comments and confirms that it will conform its disclosures to the rule requirements in future filings.

The Company represents that there were no changes during the year ended December 31, 2007 or the three months ended March 31, 2008 that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.

Form 8-K Filed May 5, 2008

Exhibit 99.1

Press Release, page 1

8.             We note that you use your estimated “cash” tax rate, which differs from your GAAP tax rate, to calculate your adjusted earnings measure.  Please explain to us why you believe your cash tax rate is more appropriate and useful to investors than your GAAP tax rate.  As part of your response, please explain to us how and why your cash tax rate differs from your GAAP tax rate and tell us why you have not provided investors with a reconciliation.

Historically, a number of our investors have desired to evaluate the Company’s operating performance based on a non-GAAP measure which we describe as adjusted earnings and have requested that the Company report this measure.  Accordingly the Company discloses, in addition to its GAAP net income, the described adjusted earnings measure.  GAAP net income is presented more prominently than this non-GAAP measure, and the Company’s disclosure states that this measure is provided in addition to, and not in lieu of, the GAAP calculation.  We believe that the adjusted earnings measure is used by the Company’s investors and analysts as a proxy for cash earnings.  The Company has consistently determined and reported adjusted earnings by taking pretax income or loss before income taxes and equity in net loss of unconsolidated affiliates (GAAP measure) and adding back certain non-cash items including amortization of intangible assets, stock compensation expense and the write-off of debt issuance costs, and then applying a tax rate.  The Company uses a 20% tax rate in the calculation of adjusted earnings as it approximates its estimated “cash” tax rate, which is the rate the Company will be required to make current payments of tax to taxing authorities.  Currently, the Company pays cash taxes only in certain foreign jurisdictions in which it operates and, based on our international tax structure, our overall effective rate for our international jurisdictions is expected to range between 15%-20%.  Consistent with the requirements of Regulation G, the Company provides a reconciliation of this non-GAAP adjusted earnings measure to the closest GAAP measure on page 9 of the release.  The reconciliation is made in total instead of on an individual item basis, which we believe is consistent with the requirements of Regulation G.

Financial Review, page 3

9.             Please tell us how you considered Question 13 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to your statement that you generated over $9 million in free cash flow during your fiscal quarter ended March 31, 2008.

The Company does not regularly disclose “free cash flow” in its earnings press releases or supplemental data, but the CFO included this information in the quote included in this particular release.  He defined this term and discussed this measure in his remarks to investors during the conference call with respect to the quarterly results.  The Company defined the term “free cash flow” as cash flow from operations (GAAP) less capital expenditures.  If the Company elects to disclose “free cash flow” in the future, the Company will provide a definition of the term in the section of the release entitled “financial measures” and provide a reconciliation in accordance with the requirements of Regulation G.

Financial Measures, page 3

10.           You disclose that you believe your non-GAAP measures provide useful information to investors because they provide a more focused measure of operating results.  Please explain your basis for this statement.  In this regard, it appears you are implying that GAAP provides a less focused measure of operating results.

Our intention was not to imply that GAAP provides a less focused measure of operating results.  Instead, as stated above in response to comment 8, investors have frequently requested that the Company provide disclosure with respect to the Company’s results of operations exclusive of a number of non-cash GAAP charges.  The Company believes that this information, provided in addition to, and not in substitution for, applicable GAAP measures provides investors additional insight into the Company’s cash operating results.  In the future, the Company will describe this disclosure as providing an “additional” measure of operating results rather than a “more focused” measure of operating results.

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent that you have any questions regarding the responses contained in this letter, please do not hesitate to contact Dennis L. Randolph, Jr., CFO,  at 703-453-8534, or James T. McLaughlin, EVP and General Counsel, at 703-453-8516.

Sincerely,

/s/ HENRY H. GRAHAM, JR.

Henry H. Graham, Jr.
Chief Executive Officer